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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _______)*



                            Bayonne Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    072883101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Michael F. Manzulli, Richmond County Financial Corp., 1214 Castleton Avenue,
                           Staten Island, NY  10310
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 19, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SCHEDULE 13D
-----------------------
  CUSIP NO. 072883101
-----------------------
-----------------------------------------------------------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RICHMOND COUNTY FINANCIAL CORP.

      I.R.S. Employer Indemnification No.: 06-1998455
-----------------------------------------------------------------------------------------------------------------------------------
      CHECK BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
-----------------------------------------------------------------------------------------------------------------------------------
      SEC USE ONLY
 3
-----------------------------------------------------------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC (No shares have been purchased yet; see items 3 and 4).
-----------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

-----------------------------------------------------------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

-----------------------------------------------------------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    2,252,304*
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8         0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    2,252,304*
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10        0

-----------------------------------------------------------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,252,304*
-----------------------------------------------------------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
-----------------------------------------------------------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 20.7%
13
-----------------------------------------------------------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO;HC
-----------------------------------------------------------------------------------------------------------------------------------

*  As of the date of the filing of this Schedule 13D, Richmond County Financial Corp. ("Richmond County") beneficially owns 442,500 shares of Bayonne Bancshares, Inc. ("Bayonne") Common Stock. Additionally, pursuant to the Stock Option Agreement entered into by and between Richmond County and Bayonne as of July 19, 1998 (the "Stock Option Agreement"), as an inducement for the parties to enter into the Agreement and Plan of Merger dated as of July 19, 1998 by and between Richmond County Financial Corp. and Bayonne
Bancshares, Inc., Richmond County may have the option to purchase (the "Option"), and therefore may be the beneficial owner of, an additional 1,809,804 shares of Bayonne Common Stock. The Option may only be exercised upon the occurrence of certain events, as further referred to in Item 4 and as fully described in the Stock Option Agreement attached hereto as Exhibit 10.1, none of which has occurred as of the date hereof. Richmond County expressly disclaims beneficial ownership of any of the shares of Bayonne which are purchasable upon exercise of the Option.

                                  2 OF 13

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Bayonne Bancshares, Inc. ("Bayonne"). The principal executive office of Bayonne Bancshares, Inc. is located at 568 Broadway, Bayonne, New Jersey 07002.

Item 2.   Identity and Background.
          -----------------------

     This Schedule 13D is being filed by Richmond County Financial Corp. ("Richmond County"), a Delaware corporation, which is the holding company for Richmond County Savings Bank (the "Bank"). Richmond County's principal business is the business of the Bank. The principal office of Richmond County is located at 1214 Castleton Avenue, Staten Island, New York 10310. During the past five years, Richmond County has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached as Schedule I hereto and incorporated herein by reference is a
                 ----------
list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Richmond County. To Richmond County's knowledge, each of the directors and executive officers of Richmond County is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     As summarized in Item 4 and as fully described in the Stock Option Agreement attached hereto as Exhibit 10.1, Bayonne has granted to Richmond County an option pursuant to which Richmond County has the right, upon the occurrence of certain events (none of which has occurred), to purchase 1,809,804 shares of Bayonne Common Stock (subject to adjustment in certain circumstances) at a price of $15.50 per share (the "Option"). If the Option was exercisable and Richmond County was to exercise the Option on the date hereof, the funds required to purchase the shares issuable upon such exercise would be approximately $28,051,962. It is currently anticipated that such funds would be derived from working capital.

                                    3 of 13

Item 4.   Purpose of Transaction/1/.
          --------------------------

     Richmond County is seeking to acquire Bayonne pursuant to the Agreement and Plan of Merger dated as of July 19, 1998 by and between Richmond County Financial Corp. and Bayonne Bancshares, Inc. (the "Merger Agreement," a copy of which is attached hereto as Exhibit 2.1). The Merger Agreement provides for, among other things, the merger of Bayonne with and into Richmond County, with Richmond County being the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Bayonne Common Stock becomes and converts into the right to receive 1.05 shares of Richmond County Common Stock.

     Consummation of the Merger is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the shareholders of both Richmond County and Bayonne, and the approval of appropriate regulatory agencies.

     Concurrently with the execution of the Merger Agreement, Richmond County and Bayonne entered into a Stock Option Agreement, dated as of July 19, 1998 (the "Stock Option Agreement"). The Stock Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement and Richmond County insisted on such agreement for that reason. Pursuant to the Stock Option Agreement, Bayonne granted Richmond County the option to purchase authorized but unissued shares (the "Option Shares") of up to 19.9% of the then outstanding shares of Bayonne stock at a price of $15.50 per share, subject to adjustment in certain circumstances (the "Option").

     Provided that (i) Richmond County shall not be in material breach of the agreements or covenants contained in the Merger Agreement or the Stock Option Agreement and (ii) no preliminary or permanent injunction or other order against the delivery of the shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Richmond County may exercise the Option, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement by Bayonne in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (an "Issuer Termination"), (C) 12 months after the termination of the Merger Agreement by Bayonne other than pursuant to an Issuer Termination, (D)
12 months after termination of the Merger Agreement, and (E) 12 months after the first occurrence of a Purchase Event, provided, however, that any purchase of shares upon exercise of the Option shall be subject to certain restrictions, including compliance with applicable law.

-----------------------
/1/ Unless otherwise designated, all capitalized terms used in this filing shall have the meanings ascribed such terms in the Bayonne Stock Option Agreement dated as of July 19, 1998 attached hereto as Exhibit 10.1.

                                    4 of 13

     A "Purchaser Event" means any of the following events:

     (a) Without Richmond County's prior written consent, Bayonne shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Richmond County or any subsidiary of Richmond County) to effect an Acquisition Transaction. As used in the Stock Option Agreement, the term "Acquisition Transaction" shall mean (i) a merger, consolidation or similar transaction involving Bayonne or any of its significant subsidiaries, (ii) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Bayonne or any of its significant subsidiaries representing in either case 20% or more of the consolidated assets or deposits of Bayonne and its subsidiaries, or (iii) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of Bayonne or any of its significant subsidiaries other than the issuance of Bayonne Common Stock upon the exercise of outstanding options; or

     (b) any person (other than Richmond County or any subsidiary of Richmond County) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the voting power of Bayonne or any of its significant subsidiaries.

     As used in the Stock Option Agreement, a "Preliminary Purchase Event" means any of the following events:

     (a) any person (other than Richmond County or any subsidiary of Richmond County) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Bayonne Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of Bayonne Common Stock (such an offer being referred to in the Stock Option Agreement as a "Tender Offer" or an "Exchange Offer," respectively); or

     (b) the holders of Bayonne Common Stock shall not have approved the Merger Agreement at the Bayonne Stockholders' Meeting, the Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or Bayonne's Board of Directors shall have withdrawn or modified in a manner adverse to Richmond County the recommendation of Bayonne's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Richmond County or any subsidiary of Richmond County) shall have (A) made or disclosed an intention to make a proposal to engage in an Acquisition Transaction, or (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer; or

                                    5 of 13

     (c) any person, other than Richmond County or any subsidiary of Richmond County, shall have made a bona fide proposal to Bayonne or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

     (d) after a bona fide proposal is made by a third party to Bayonne or its stockholders to engage in an Acquisition Transaction, Bayonne shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Richmond County to terminate the Merger Agreement under
Section 6.1(h) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement); or

     (e) any person, other than Richmond County or any subsidiary of Richmond County, other than in connection with a transaction to which Richmond County has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision (the "OTS"), or other federal or state bank regulatory authority, for approval to engage in an Acquisition Transaction.

     Bayonne shall notify Richmond County promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event.

     In the event Holder (meaning the Holder of the Option from time to time, the initial Holder being Richmond County) wishes to exercise the Option, it shall send to Bayonne a written notice (the date of which is the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"); PROVIDED, HOWEVER, if any required application for listing such shares on the Nasdaq National Market has not been approved by the date so specified, such date shall be extended for a period not to exceed 21 days from the Notice Date. If prior notification to or approval of the OTS or any other regulatory authority is required in connection with such purchase, Bayonne shall cooperate with the Holder in the filing of the required notice or application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     Bayonne agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Bayonne Common Stock so that the Option may be exercised without additional authorization of Bayonne Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Bayonne Common Stock, (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed under the Stock Option Agreement by Bayonne, (iii) promptly to take all action as may from time to time be required

                                    6 of 13

(including (A) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. (S)18a and regulations promulgated thereunder and (B) in the event, under the HOLA, or the Change in Bank Control Act of 1978, as amended, or a state banking law, prior approval of or notice to the OTS or to any state regulatory authority is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to the OTS or such state regulatory authority as they may require) in order to permit Holder to exercise the Option and Bayonne duly and effectively to issue shares of the Bayonne Common Stock pursuant to the Stock Option Agreement, and (iv) promptly to take all action provided in the Stock Option Agreement to protect the rights of Holder against dilution.

     In the event of any change in Bayonne Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the purchase price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Bayonne Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Bayonne Common Stock are issued after the date of the Stock Option Agreement (other than pursuant to an event described in the first sentence of this paragraph, upon exercise of any option to purchase Bayonne Common Stock outstanding on the date hereof, or upon conversion into Bayonne Common Stock of any convertible security of Bayonne outstanding on the date of the Stock Option Agreement), the number of shares of Bayonne Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Bayonne Common Stock previously issued pursuant to the Stock Option Agreement, equals 19.9% of the number of shares of Bayonne Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     In the event that Bayonne shall enter in an agreement (i) to consolidate with or merge into any person, other than Richmond County or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Richmond County or one of its subsidiaries, to merge into Bayonne and Bayonne shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Bayonne Common Stock shall be changed into or exchanged for stock or other securities of Bayonne or any other person or cash or any other property or the outstanding shares of Bayonne Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Richmond County or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of either (x) the Acquiring Corporation (as hereinafter defined), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause
(ii) above, Bayonne (such person being referred to as "Substitute Option
Issuer").

                                    7 of 13

     Bayonne will not enter into any transaction described in the paragraph above unless the Acquiring Corporation, and any person that controls the Acquiring Corporation, assumes in writing all the obligations of Bayonne under the Stock Option Agreement.

     The Substitute Option shall have the same terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. Substitute Option Issuer shall also enter into an agreement with Holder in substantially the same form as the Stock Option Agreement, which shall be applicable to the Substitute Option.

          "Acquiring Corporation" means (i) the continuing or surviving corporation of a consolidation or merger with Bayonne (if other than Bayonne),
(ii) Bayonne in a merger in which Bayonne is the continuing or surviving person, or (iii) the transferee of all or substantially all of Bayonne's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

     Bayonne shall, subject to certain conditions as hereinafter defined, if requested by any Holder or Owner, as applicable, including Richmond County and any permitted transferee ("Selling Shareholder"), as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Bayonne Common Stock or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Selling Shareholder in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Bayonne shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws. Richmond County shall have the right to demand no more than two registrations as described in this paragraph. If requested by Richmond County in connection with any such registration, Bayonne and Richmond County shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registration. If requested by Richmond County in connection with any such registration, Bayonne and Richmond County shall become party to any underwriting agreement relating to the sale of the Option Shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreement customarily included in such underwriting agreements.

     Bayonne shall use all reasonable efforts to cause each registration statement referred to above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, PROVIDED, HOWEVER, that Bayonne may delay any registration of Option Shares described in the preceding paragraph for a period not exceeding 180 days provided Bayonne shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Bayonne, and Bayonne shall not be required to register Option Shares under the Securities Act:

                                    8 of 13

          (i) prior to the earliest of (a) termination of the Merger Agreement pursuant to Section 6.1 thereof, (b) failure to obtain the requisite stockholder approval pursuant to Section 4.8 of the Merger Agreement, and
     (c) a Purchase Event or a Preliminary Purchase Event;

          (ii)  on more than one occasion during any calendar year;

          (iii) within 90 days after the effective date of a registration referred to above pursuant to which the Selling Shareholder or Selling Shareholders concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; and

          (iv) unless a request therefor is made to Bayonne by Selling Shareholders that hold at least 25% or more of the aggregate number of Option Shares (including shares of Bayonne Common Stock issuable upon exercise of the Option) then outstanding.

     The foregoing description is qualified in its entirety by reference to the Merger Agreement and the Stock Option Agreement themselves, copies of which are attached hereto as Exhibits 2.1 and 10.1, respectively.

Item 5.   Interest in Securities of Bayonne.
          ---------------------------------

     (a)  (i)   Richmond County is the beneficial owner of 442,500 shares;

          (ii) Richmond County also may be deemed to be the beneficial owner of the Option Shares. As provided in the Stock Option Agreement, Richmond County may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Because the Option is not presently exercisable, Richmond County expressly disclaims beneficial ownership of any of the Option Shares. If the Option was exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding shares (after giving effect to the issuance of such Option Shares). Richmond County has no right to vote or dispose of the shares subject to the Option unless and until such time as the Option is exercised. To the best knowledge of Richmond County, none of the persons listed on Schedule I hereto beneficially owns any shares of Bayonne Common Stock.

     (b)  (i)   Richmond County has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 442,500 shares of Bayonne Common Stock;

          (ii) If Richmond County were to exercise the Option, it would have sole power to vote and, subject to the terms of the Stock Option Agreement, sole power to direct the disposition of 2,252,304 shares of Bayonne Bancshares, Inc. Common Stock.

                                    9 of 13

     (c) Richmond County acquired the Option on July 19, 1998 in connection with the execution of the Merger Agreement and the Stock Option Agreement, both of which are attached hereto as Exhibits 2.1 and 10.1, respectively. See Item 4 hereof.

     To the best knowledge of Richmond County, none of the persons listed on
Schedule I hereto has effected any transactions in the shares during the past 60 days.

     (d) No person other than Richmond County has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Bayonne Common Stock that may be deemed beneficially owned by Richmond County on account of the Option.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationship with Respect
          --------------------------------------------------------------------
          to Securities of Bayonne.
          ------------------------

     As described in Item 4 above and filed as Exhibits 2.1 and 10.1 hereto, Richmond County has entered into the Merger Agreement and the Stock Option Agreement with Bayonne Bancshares, Inc. Other than the foregoing, or as referred to in the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this statement or between such persons and any person with respect to any securities of Bayonne Bancshares, Inc.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 2.1 -       Agreement and Plan of Merger, dated as of July 19,
                              1998, by and between Richmond County Financial
                              Corp. and Bayonne Bancshares, Inc.

          Exhibit 10.1 -      Stock Option Agreement, dated as of July 19, 1998,
                              by and between Richmond County Financial Corp. and Bayonne Bancshares, Inc.

                                   10 of 13

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    RICHMOND COUNTY FINANCIAL
                                        CORP.



                                    By:  /s/ Michael F. Manzulli
                                       -----------------------------------------
                                         Michael F. Manzulli
                                         President and Chief Executive Officer

Date:  July 29, 1998

                                   11 of 13

                                   Schedule I

      Directors and Executive Officers of Richmond County Financial Corp.
      ------------------------------------------------------------------

     The names, business address and present principal occupation of each director, executive officer and controlling person of Richmond County Financial Corp. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.

NAME                          BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----                          ----------------                 --------------------

DIRECTORS:

Michael F. Manzulli           1214 Castleton Avenue            Chairman of the Board of Directors and Chief Executive
                              Staten Island, New York  10310   Officer of Richmond County Financial Corp., and
                                                               Director, President and Chief Executive Officer of
                                                               Richmond County Savings Bank.

Anthony E. Burke              1214 Castleton Avenue            President, Chief Operating Officer and Director of
                              Staten Island, New York  10310   Richmond County Financial Corp.

James L. Kelley               1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York  10310   Director of Richmond County Savings Bank.  Mr. Kelley
                                                               is a partner of the law firm of Lahr, Dillon, Manzulli,
                                                               Kelley & Penett, P.C., which serves as general counsel to
                                                               Richmond County Savings Bank.

T. Ronald Quinlan, Jr.        1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York  10310   Director of Richmond County Savings Bank.

William C. Frederick          1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York  10310   Director of Richmond County Savings Bank.  Dr.
                                                               Frederick is a surgeon in Staten Island and is affiliated
                                                               with St. Vincent's Hospital, Staten Island University
                                                               Hospital and Bayley Seton Hospital.

Maurice K. Shaw               1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York  10310   Director of Richmond County Savings Bank.  Mr. Shaw is
                                                               currently Senior Vice President in charge of corporate
                                                               affairs of Brooklyn Union Gas Co.

Godfrey H. Carstens, Jr.      1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York  10310   Director of Richmond County Savings Bank.
                                                               Mr. Carstens is currently the owner and president of
                                                               Carstens Electrical Supply Co., an electrical supply
                                                               company located in Staten Island, New York.

Robert S. Farrell             1214 Castleton Avenue            Director of Richmond County Financial Corp. and
                              Staten Island, New York  10310   Director of Richmond County Savings Bank.  Mr. Farrell
                                                               is currently president of H.S. Farrell, Inc., a lumber,
                                                               millwork and building materials supply company located
                                                               in Staten Island, New York.
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
NAME                          BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----                          ----------------                 --------------------

Thomas R. Cangemi             1214 Castleton Avenue            Chief Financial Officer and Secretary of Richmond County
                              Staten Island, New York  10310   Financial Corp.

Andrew M. Sisock              1214 Castleton Avenue            Senior Vice President, Senior Financial Officer, and Vice
                              Staten Island, New York  10310   President-Accounting of Richmond County Financial
                                                               Corp.  Mr. Sisock is also a Director and Treasurer of
                                                               Richmond County Savings Bank and Richmond
                                                               Enterprises, Inc.
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